SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                      Chantal Pharmaceutical Corporation
                      ----------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  0001593001
                                  ----------
                                (CUSIP Number)


                                  Peter Ting
                            3319 Greenmeadow Drive
                          Danville, California  94506
                          Telephone:  (510) 736-4807
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   Copy to:

                         Jeffrey W. Tindell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York  10022
                          Telephone:  (212) 735-3380


                                 June 4, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Robert J. Binder
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                120,400
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 120,400
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

      -----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               120,400
      -----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
      -----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.7%
      -----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
      -----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Brad Bulloch
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                37,500
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                  37,500
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

      -----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               37,500
      -----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
      -----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
      -----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
      -----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Doran Capital Management, L.P.
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           OO
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                127,500
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 127,500
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

      -----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               127,500
      -----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
      -----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.7%
      -----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               PN
      -----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Douglas S. Friedenberg
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                40,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                  40,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

      -----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               40,000
      -----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
      -----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
      -----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IA
      -----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           William T. Gibson
           Kathleen P. Gibson
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                40,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 40,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

      -----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               40,000
      -----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
      -----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
      -----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
      -----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           David James
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                31,100
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 31,100
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               31,100
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Paul R. Locigno
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                14,500
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                14,500
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               14,500
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.1%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Richard J. Love
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                100,000
      BENEFICIALLY      -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 100,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               100,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.6%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IA
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Rick Mahonski
           Diane Mahonski
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                29,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 29,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               29,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Patrick J. McInnis
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                28,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
          PERSON        9.   SOLE DISPOSITIVE POWER
          WITH                                 28,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               28,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           MH & Associates Securities Management Corporation
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           OO
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                128,200
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                128,200
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               128,200
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.7%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IA
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Howard Miller
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                40,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 40,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               40,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.2%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           EC Morgan
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           California
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                100,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
       REPORTING        -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                100,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               100,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.6%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               PN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Francis Phalen
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                             [x]
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                105,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 105,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               105,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.6%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Peter Ting
           Margerette Ting
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                225,000
       BENEFICIALLY     -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
          PERSON        9.   SOLE DISPOSITIVE POWER
           WITH                                225,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               225,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                1.2%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



                                     13D
      CUSIP No. 0001593001

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Donald W. Wright
       ----------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
       ----------------------------------------------------------------
       3.  SEC USE ONLY

       ----------------------------------------------------------------
       4.  SOURCE OF FUNDS
           PF
       ----------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       ----------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
       ----------------------------------------------------------------
        NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                100,000
      BENEFICIALLY      -----------------------------------------------
        OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING       -----------------------------------------------
         PERSON         9.   SOLE DISPOSITIVE POWER
          WITH                                 100,000
                        -----------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

       ----------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                               100,000
       ----------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                  ( )
       ----------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.6%
       ----------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON
                                               IN
       ----------------------------------------------------------------



     Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Chantal Pharmaceutical Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 12121 Wilshire Boulevard, Suite 1120, Los Angeles, California 90025.

     Item 2.   Identity and Background.

          This statement is filed by the following persons: Robert J. Binder, Brad Bulloch, Doran Capital Management, L.P. ("Doran"), Douglas S. Friedenberg, Kathleen and William Gibson, David James, Paul R. Locigno, Richard J. Love, Rick and Diane Mahonski, Patrick J. McInnis, MH & Associates Securities Management Corporation (MH&A"), Howard Miller, E.C. Morgan, Francis T. Phalen, Peter and Margarette Ting and Donald W. Wright (sometimes collectively referred to as the "Reporting Persons").

          The persons making this filing are doing so because of the possibility that they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such persons are a group, and such persons deny that they should be deemed to be such a group.

          The names, residence or business addresses, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of the persons filing this statement is set forth in Appendix A attached hereto and incorporated by reference. Except as set forth in Appendix A, all Reporting Persons are citizens of the United States.

          Except as set forth below, during the last five years, none of the Reporting Persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Francis T. Phalen was the subject of an administrative proceeding before the Securities and Exchange Commission (the "Commission") entitled In the Matter of Aura Systems Inc., Zvi Kurtzman, Francis T. Phalen, CPA, Joseph Bevacqua, CPA, Respondents (October 2, 1996; File No. 3-9138). Pursuant to an offer of settlement Mr. Phalen, without admitting or denying the findings set forth therein, consented to a Commission finding that he willfully violated Section 17(a) of the Securities Act of 1933, as amended, and Section 10(b) and 13(b)(5) of the Act and Rules 10b-5, 13b2-1 and 13b2-2 thereunder and willfully aided and abetted and caused Aura Systems' violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Act and Rules 12b-20, 13a-1
     and 13a-13 thereunder. The related order of the Commission provided that Mr. Phalen was to cease and desist from committing or causing any violation and future violation of certain specified securities laws and rules and further restricted Mr. Phalen from practicing as an accountant for a period of three years, at which time he will be able to apply to the Commission for reinstatement upon certain undertakings to the Commission.

          Information with respect to each person filing this statement is given solely by the respective filing person, and no filing person has responsibility for the accuracy or completeness of information supplied by another filing person.

     Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate purchase price for the shares of Common Stock acquired by each Reporting Person and by all such persons in the aggregate, is set forth in the following table:

                              Aggregate Purchase
     Purchaser                      Price
     ---------                ------------------
     Binder                        $  553,186

     Bulloch                       $  164,775

     Doran                         $  547,000

     Friedenberg                   $  196,000

     Gibson                        $  177,312

     James                         $  156,182

     Locigno                       $   18,670

     Love                          $  504,951

     Mahonski                      $  101,500

     McInnis                       $  119,560

     MH&A                          $  892,131

     Miller                        $   90,000

     Morgan                        $  475,000

     Phalen                        $   67,030

     Ting                          $1,058,275

     Wright                        $  146,452
                                   ----------
                    TOTAL          $5,268,024
                                   ==========

          In all cases, except as otherwise disclosed herein, the source of funds utilized for the purchase of shares came from personal funds. In the case of Doran, the shares are subject to a standard margin account maintained with Furman Selz LLC.

     Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the shares of Common Stock which they respectively own (See Item 5 below) for the purpose of making a significant investment in the Company.

          The Reporting Persons share a common concern over the deteriorating performance of the Company and, in turn, over the declining price of the shares of the Company's Common Stock. The Reporting Persons have discussed among themselves or with representatives of the Reporting Persons their concerns and suggestions about taking constructive actions in an effort to seek to correct these circumstances.

          Certain of the Reporting Persons have a more intimate knowledge of the Company and its management. Mr. Locigno's firm, Rollins International, Limited was a consultant to the Company from April 1996 until September 1996 in the areas of marketing and public relations. Mr. Phalen was engaged under contract to the Company as a consultant for the ten months from September 1995 until June 1996. He joined the Company as its Managing Director - International Operations on August 26, 1996 until April 2, 1997. Mr. Wright served as a consultant to the Company for the calendar year 1994 and subsequently from time to time, upon the request of the Company until August, 1996.

          The Company filed preliminary proxy materials with the Securities and Exchange Commission in May 1997 for the purpose, among other things, of electing directors. The scheduling of a Special Meeting of Stockholders for this purpose by the Company was the result of a court order, although the court had ordered the holding of an "annual" meeting. The Reporting Persons understand that the Company has not held an annual meeting of stockholders since 1992. The Reporting Persons or their representatives reviewed the Company's preliminary proxy materials and believe that a change in the Board of Directors and senior management of the Company is necessary to pursue their objective of creating value for stockholders generally.

          Certain of the Reporting Persons or their representatives have contacted counsel for the Company in an effort to solicit the Company's support for a change in the Board of Directors. The Reporting Persons have been informally informed that the Company would give appropriate consideration to a change in the Board of Directors and in senior management if the new nominees were suitable and were believed to be acting in the best interests of the shareholders of the Company.

          It is the intention of the Reporting Persons that Ms. Georgette Mosbacher will agree to serve as a director-nominee and to become the chief executive officer of the Company following the installation of a new Board of Directors. Ms. Mosbacher is presently the Chairman and Chief Executive Officer of Mosbacher Enterprises, Inc., an international entrepreneurial and management consulting business based in New York City. Certain of the Reporting Persons or their representatives have had preliminary discussions with a representative of Ms. Mosbacher, as well as with counsel for the Company, about this possibility. No agreements have been reached and no assurance can be given that an agreement along these lines will be reached with Ms. Mosbacher.

          The Reporting Persons are discussing and considering appropriate nominees to suggest as prospective Board members and anticipate discussions with the Company and its representatives shortly. It is likely that nominees suggested by the Reporting Persons will include individuals who are not Reporting Persons. While the Reporting Persons believe it would be in the best interests of the stockholders of the Company for any change to be agreed upon and completed in conjunction with the upcoming Special Meeting, there can be no assurance that such change can be accomplished within that timeframe. In the event that the Company is unwilling to assist the Reporting Persons in their endeavor or time will not permit the objectives of the Reporting Persons to be accomplished quickly, the Reporting Persons intend to continue to thereafter seek a change in the Board of Directors, including through the possible solicitation of written consents to remove and replace some or all of the directors of the Company.

          The Reporting Persons have had discussions with or are aware of other shareholders of the Company who have expressed their support for the Reporting Persons and their objectives of increasing shareholder value, but who prefer not to join with the Reporting Persons in making this filing.

          Depending on market conditions and other factors, the Reporting Persons presently intend to continue to hold their shares of Common Stock as an investment. Each of the Reporting Persons reserves the right to purchase or otherwise acquire additional shares of Common Stock and, further, each reserves the right and ability to sell or otherwise dispose of shares of Common Stock at any time.

          Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
     (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by
     Section 13 of the Investment Company Act of 1940 are inapplicable.

     Item 5.   Interest in Securities of the Issuer.

          Set forth in the table below is the number of shares of Common Stock beneficially owned by each person making this filing and by all such persons in the aggregate, together with the percentage of the shares of Common Stock which are beneficially owned by each such person and all such persons in the aggregate:

                       Number of Shares of          Percentage of
                       Common Stock                 Common Stock
                       Beneficially                 Beneficially
     Person            Owned                        Owned*
     ------            ------------------           -------------
     Binder            120,400                      0.67%

     Bulloch            37,500                      0.21%

     Doran             127,500                      0.70%

     Friedenberg        40,000                      0.22%

     Gibson             40,000                      0.22%

     James              31,100                      0.17%

     Locigno            14,500                      0.08%

     Love              100,000                      0.55%

     Mahonski           29,000                      0.16%

     McInnis            28,000                      0.15%

     MH&A              128,200                      0.70%

     Miller             40,000                      0.22%

     Morgan            100,000                      0.55%

     Phalen            105,000                      0.58%

     Ting              225,000                      1.24%

     Wright            100,000                      0.55%
                     ---------                      ----
            Total    1,226,200                      6.96%
                     =========                      =====

     ----------------
     * The number of shares of Common Stock deemed to be outstanding as of May 16, 1997 is 18,190,516, according to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission in May 1997. In addition, the same document reports that as of May 16, 1997 there were outstanding 500,000 shares of Series C Stock (as defined herein). All shares of Common Stock and Series C Stock represent voting securities.


               Except for 40,000, 80,000 and 100,000 shares of Common Stock purchased by Messrs. Friedenberg, Phalen and Morgan, respectively, in a private placement directly from the Company in 1994 or as otherwise set forth herein, all purchases of Common Stock were made in open-market brokerage transactions. Appendix B sets forth for each person making this filing and for all such persons in the aggregate the number of shares of Common Stock purchased and sold in the past 60 days, the dates of such transactions and the purchase or sale price per share.

               Except as set forth below, each person making this filing has the sole power to vote and dispose of the shares of Common Stock owned of record by such person. No other person making this filing shares with any other person the power to direct the voting or disposition of the shares of Common Stock deemed to be owned beneficially by such person.

               With respect to the shares reported by Dr. Binder, 3,000 are owned personally, 7,400 are owned in a custodian account for his son and 110,000 shares are owned by a pension plan account for his benefit. Dr. Binder has sole voting and dispositive power with respect to all of such holdings. The shares held by Mr. Bulloch are held in his individual retirement account. With respect to the shares reported by Mr. Locigno, 10,000 shares are held in an individual retirement account.

               With respect to the shares reported by Mr. and Mrs. Gibson, 15,000 shares are held jointly (shared voting and dispositive power), 20,000 are held in an individual retirement account for Mr. Gibson (sole voting and dispositive power) and 5,000 shares are held by Mr. Gibson (sole voting and dispositive power). The 5,000 shares held by Mr. Gibson include 1,667 shares of the Company's Series C Voting Convertible Preferred Stock, par value $.10 per share ("Series C Stock").

               With respect to the shares of Common Stock reported by Mr. Friedenberg, such holding includes 13,333 shares of Series C Stock. All shares of Common Stock and Series C Stock reported by Mr. Friedenberg are held in private investment accounts over which Mr. Friedenberg has the power to vote and dispose of such shares.

               With respect to the shares of Common Stock reported by Mr. Love, all of such shares are held by Mr. Love under investment advisory contracts with two clients pursuant to which Mr. Love has the power to vote and dispose of such shares. With respect to the shares of Common Stock reported by Mr. Morgan, such holding includes 33,333 shares of Series C Stock. All shares of Common Stock and Series C Stock reported by Mr. Morgan are held in a hedge fund limited partnership pursuant to which Mr. Morgan has the power to vote and dispose of such shares.

               With respect to the shares reported by Mr. and Mrs. Ting, 162,000 shares are beneficially owned by them jointly (shared voting and dispositive power), 60,000 shares are beneficially owned by Mr. Ting (sole voting and dispositive power), and 3,000 shares are beneficially owned by Mrs. Ting (sole voting and dispositive power). The shares of Common Stock reported by Mr. and Mrs. Mahonski are owned jointly, with shared voting and dispositive power over all of such shares.

               With respect to the shares reported by MH&A, MH&A is a registered investment advisor that manages client funds on a discretionary basis. Client and MH&A funds were used to purchase the shares reported by MH&A, with MH&A possessing the sole voting and dispositive power with respect to all such shares. The shares of Common Stock reported by Mr. Friedenberg are owned by Firebird Capital, a financial advisory firm, in investment accounts for the benefit of clients with Mr. Friedenberg possessing the sole voting and dispositive power with respect to all such shares.

               With respect to the shares reported by Mr. Wright, 70,000 shares result from direct purchases of shares from the Company pursuant to the exercise of options to purchase Common Stock. Mr. Wright also owns an option to acquire 100,000 shares of Chantal Skin Care Corp., a subsidiary of the Company. Mr. Phalen holds options to acquire 50,000 shares of Chantal Skin Care Corp.

               The shares of Common Stock reported by Mr. Miller are owned by Mr. Miller and his wife as trustees for the benefit of The Miller Trust. Mr. and Mrs. Miller have shared voting and dispositive power over all of such shares. The shares of Common Stock reported by Mr. McInnis are owned by The Patrick J. McInnis Living Trust and Mr. McInnis is the sole trustee possessing sole voting and dispositive power.

               Except for the foregoing, none of the persons referred to in this Item 5 beneficially owns any shares of Common Stock or has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned beneficially by any of the persons filing this Schedule 13D.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

               The persons making this filing have a general understanding among themselves whereby they will consult with each other before purchasing or disposing of any shares of Common Stock. Except for such understanding none of the persons filing this statement has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls,
     (vi) guarantees of profits, (vi) division of profits or loss or
     (viii) the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit 1:  Joint Filing Agreement.



                    SIGNATURES AND POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints Peter Ting and Paul Locigno, and each of them, his or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

               After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

          Signature                          Date

           /s/ Robert J. Binder              June 7, 1997
          --------------------------
          Robert J. Binder

           /s/ Brad Bulloch                  June 8, 1997
          --------------------------
          Brad Bulloch

          Doran Capital Management, L.P.

          By________________________         June __, 1997

          /s/ Douglas S. Friedenberg         June 10, 1997
          --------------------------
          Douglas S. Friedenberg

          /s/ Kathleen Gibson                June 7, 1997
          --------------------------
          Kathleen Gibson

          /s/ William Gibson                 June 7, 1997
          --------------------------
          William Gibson

          /s/ David James                    June 9, 1997
          --------------------------
          David James

          /s/ Paul R. Locigno                June 7, 1997
          --------------------------
          Paul Robert Locigno

          /s/ Richard J. Love                June 9, 1997
          --------------------------
          Richard J. Love

          /s/ Rick Mahonski                  June 7, 1997
          --------------------------
          Rick Mahonski

          /s/ Diane Mahonski                 June 7, 1997
          --------------------------
          Diane Mahonski

          /s/ Patrick J. McInnis             June 9, 1997
          --------------------------
          Patrick J. McInnis

          /s/ Howard Miller                  June 9, 1997
          --------------------------
          Howard Miller

          MH & Associates Securities
          Management Corporation

          By /s/ John Z. Heilman             June 6, 1997
            ------------------------
             John Z. Heilman

          /s/ E.C. Morgan                    June 9, 1997
          --------------------------
          E.C. Morgan

          /s/ Francis T. Phalen              June 6, 1997
          --------------------------
          Francis T. Phalen

          /s/ Peter Ting                     June 6, 1997
          --------------------------
          Peter Ting

          /s/ Margarette Ting                June 6, 1997
          --------------------------
          Margarette Ting

          /s/ Donald W. Wright               June 5, 1997
          --------------------------
          Donald W. Wright




                                                         Exhibit 1

                         JOINT FILING AGREEMENT

               Each of the undersigned does hereby agree that the
     Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of Common Stock, par value $.01 per share, of Chantal Pharmaceutical Corporation, a Delaware corporation, is filed jointly on behalf of each such person.

               Signature                         Date

               /s/ Robert Binder                 June 7, 1997
               --------------------------
               Robert Binder

               /s/ Brad Bulloch                  June 8, 1997
               ---------------------------
               Brad Bulloch

               Doran Capital Management, L.P.

               By /s/ Barbara Doran              June 6, 1997
                  ------------------------

               /s/ Douglas S. Friedenberg        June 10, 1997
               ---------------------------
               Douglas S. Friedenberg

               /s/ Kathleen Gibson               June 7, 1997
               ---------------------------
               Kathleen Gibson

               /s/ William Gibson                June 7, 1997
               ---------------------------
               William Gibson

               /s/ David James                   June 9, 1997
               ---------------------------
               David James

               /s/ Paul R. Locigno               June 7, 1997
               ---------------------------
               Paul Robert Locigno

               /s/ Richard J. Love               June 9, 1997
               ---------------------------
               Richard J. Love

               /s/ Howard Miller                 June 9, 1997
               ---------------------------
               Howard Miller

               /s/ Rick Mahonski                 June 7, 1997
               ---------------------------
               Rick Mahonski

               /s/ Diane Mahonski                June 7, 1997
               ---------------------------
               Diane Mahonski

               /s/ Patrick J. McInnis            June 9, 1997
               ---------------------------
               Patrick J. McInnis

               MH & Associates Securities
               Management Corporation

               By /s/ John Z. Heilman            June 6, 1997
                 -------------------------
                  John Z. Heilman

               /s/ E.C. Morgan                   June 9, 1997
               ---------------------------
               E.C. Morgan

               /s/ Francis T. Phalen             June 6, 1997
               ---------------------------
               Francis T. Phalen

               /s/ Peter Ting                    June 6, 1997
               ---------------------------
               Peter Ting

               /s/ Margarette Ting               June 6, 1997
               ---------------------------
               Margarette Ting

               /s/ Donald W.Wright               June 5, 1997
               ---------------------------
               Donald W. Wright



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

               Signature                         Date

               Doran Capital Management, L.P.

               By:  /s/ Barbara Doran            June 6, 1997
                  --------------------------




                                   Appendix A

          1.   Robert J. Binder

               (a)  Business Address         Bay Imaging Consultants
                                             Medical Group
                                             2125 Ygnacio Valley Road
                                             Suite 200-K
                                             Walnut Creek, Ca 94598

               (b)  Principal Occupation     Radiologist

          2.   Brad Bulloch

               (a)  Residence Address        69979 Meadow View Road
                                             Sisters, Oregon 97759

               (b)  Principal Occupation     Investor

          3.   Doran Capital Management, L.P.

               (a)  Business Address         237 Park Avenue
                                             Suite 900
                                             NY, NY 10017

               (b)  Principal Occupation     Hedge fund

          4.   Douglas S. Friedenberg

               (a)  Business Address         Firebird Capital
                                             1775 Broadway, Suite 1410
                                             NY, NY 10019

               (b)  Principal Occupation     President
                                             Firebird Capital
                                             (financial advisory)

          5.   Kathleen P. and William T. Gibson

               (a)  Residence Address        109 La Plata
                                             Santa Barbara, Ca 93109

               (b)  Principal Occupation     Senior Investment Analyst
                                             Cruttenden Roth
                                             809 Presicio Ave
                                             Santa Barbara, Ca 93101

          6.   David James

               (a)  Business Address         P.O. Box 3372
                                             Falls Church, Va  22043

               (b)  Principal Occupation     Public Relations

          7.   Paul R. Locigno

               (a)  Business Address         Rollins International,
                                             Limited
                                             510 King Street
                                             Suite 302
                                             Alexandria, Va  22314

               (b)  Principal Occupation     Business Consultant

          8.   Richard J. Love

               (a)  Business Address         RJL Capital Management
                                             804 Anacpia Street
                                             Santa Barbara, Ca  93101

               (b)  Principal Occupation     Investment Advisory
                                             Services

          9.   Rick and Diane Mahonski

               (a)  Residence Address        543 Clinton
                                             S Williamsport, Pa
                                             17701-7501

               (b)  Principal Occupation     Goldsmith

          10.  Patrick J. McInnis

               (a)  Residence Address        227 East 60th St
                                             NY, NY 10022-1443

               (b)  Principal Occupation     [Co-Owner]
                                             David Duncan Antiques
                                             227 East 60th Street
                                             NY, NY  10022-1433

          11.  MH & Associates Securities Management Corporation

               (a)  Business Address         21031 Ventura Blvd.
                                             Suite 307
                                             Woodland Hills, Ca 91364

               (b)  Principal Employment     see above
                                             (registered investment
                                             advisor)

          12.  Howard Miller

               (a)  Residence Address        13 Edgewater Road
                                             Belvedere, Ca 94920

               (b)  Principal Occupation     Retired

          13.  E.C. Morgan

               (a)  Residence Address        2106 Jackson Street, #8
                                             San Francisco, Ca  94115

               (b)  Principal Occupation     Morgan Capital Management
                                             1 Embarcadero Center
                                             Suite 2830
                                             San Francisco, Ca  94111
                                             (Hedge fund manager)

          14.  Francis T. Phalen

               (a)  Residence Address        19620 Superior St
                                             Northridge, Ca 91324

               (b)  Principal Occupation     Business Consultant

          15.  Peter and Margarette Ting

               (a)  Residence Address        3319 Greenmeadow Drive
                                             Danville, Ca 94506

               (b)  Principal Occupation     Investor

          16.  Donald W. Wright

               (a)  Residence Address        1680 Greenfield Drive
                                             Reno, Nevada 89509

               (b)  Principal Occupation     Business Consultant




                                  Appendix B

                 PURCHASES OF COMMON STOCK WITHIN PAST 60 DAYS*

                                        Purchase
          Stock          Date of        Price Per     No. of Shares
          Purchaser      Purchase       Share         Purchased
          ---------      --------       ---------     -------------
          Doran          5/8/97         $1.02         20,000

          James          5/6/97         $1.0625        2,000
                         5/15/97        $1.125         2,000
                         5/16/97        $1.0312          500
                         5/20/97        $.9687         2,000
                         5/22/97        $.9062         2,000
                         5/23/97        $.8593         2,000

          Locigno        6/2/97         $.8125        10,000

          MH&A           4/22/97        $1.43          3,000

          Phalen         5/6/97         $1.08          2,500
                         5/6/97         $1.09          7,500
                         5/23/97        $1.21         10,000
                         5/28/97        $.84           5,000

          Ting           5/30/97        $1.03          8,400

                                             Total   $76,900
                                                     =======


               SALES OF COMMON STOCK WITHIN PAST 60 DAYS*

                                                  NO. OF
          STOCK          DATE OF     SALE PRICE     SHARES
          SELLER          SALE        PER SHARE      SOLD
          ------         -------     ----------     ------
          Ting           6/2/97      $.97           1,400

          ________________________
          * All transactions were made in open-market brokerage transactions.